October 11, 2013

Ms. Katherine Hsu
Office Chief
Securities and Exchange Commission
Division of Corporation Finance
Office of Structured Finance
Washington, D.C. 20549

Re:
J.P. Morgan Chase Commercial Mortgage Securities Trust 2011-C5
J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-C6
J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-CIBX
Forms 10-K for Fiscal Year Ended December 31, 2012
Filed March 28, 2013
Forms 10-D
Filed July 25, 2013
File Nos. 333-165147-01, 333-165147-02 and 333-165147-03

Dear Ms. Hsu:

We are counsel to J.P. Morgan Chase Commercial Mortgage Securities Corp. (the “Registrant”).  We have reviewed your letter dated October 7, 2013 (the “Letter”) providing comments of the staff of the Division of Corporation Finance (the “Staff”) on the filings referenced above and have discussed the comments with various representatives of the Registrant.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Form 10-D, J.P. Morgan Chase Commercial Mortgage Securities Trust 2011-C5
Form 10-D, J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-C6
Form 10-D, J.P. Morgan Chase Commercial Mortgage Securities Trust 2012-CIBX

1.
We note your response to comment 1 of our letter dated September 18, 2013 and reissue in part. We note that you state that the Registrant is willing to disclose in the Form 10-D filings that after distributions on a distribution date, no material funds remain in any such transaction accounts other than funds to be distributed on the next distribution date. Please supplementally confirm that you will provide such disclosure in future filings and that you will also provide in future filings on Form 10-D

Michael S. Gambro     Tel  212 504 6825     Fax  212 504 6666     michael.gambro@cwt.com

disclosure of any funds collected during a Due Period and deposited in these accounts that were not distributed in accordance with your disclosure (e.g., on the related distribution date). Also, please confirm that any deviation from the transaction agreements with respect to the periodic distributions of all funds on deposit in these accounts would be assessed and reflected, as appropriate, in the serving assessment(s) under Item 1122 of Regulation AB and servicer compliance report(s) under Item 1123 of Regulation AB for the year in which the deviation occurred.

The Registrant has considered this point further, particularly in light of the Staff’s additional comments, and wishes to clarify and confirm that after distributions on a distribution date under the pooling and servicing agreement for the applicable securitization transaction, no material funds are permitted to remain in any transaction accounts established thereunder other than funds to be distributed on the next distribution date, and the Registrant confirms that disclosure to that effect will be added to its future Form 10-D filings for the above-referenced transactions as well as for its other transactions for which such Form 10-D filings are being made.  There is no requirement under the pooling and servicing agreements for the transactions that account balances be reported (other than for the interest reserve account, for which funds are collected periodically from loan payments to cover the conversion of loan interest accruals on an actual/360 basis to bond interest accruals on a 30/360 basis), and as a result the Registrant would not have in its possession information as to periodic account balances.  In the event that the Registrant receives notice that after distributions on a distribution date any material funds remain in any such transaction account other than funds to be distributed on the next distribution date, the Registrant confirms that information regarding such event will be disclosed in a Form 10-D filing.  In addition, the Registrant acknowledges its reporting responsibility under Section 6.04 of Form 8-K in the event of a failure to make a material distribution as required under the pooling and servicing agreement.

We emphasize that because (as noted above) there is currently no requirement under the pooling and servicing agreements that account balances generally be reported, the Registrant is not in a position to disclose information regarding funds remaining in any transaction accounts unless it receives notice of same, as would be the case with respect to any other failure on the part of a servicer, trustee or other transaction party to fulfill any of its other obligations under the applicable pooling and servicing agreement.  To require something more of the Registrant would, in our view, require amendments to the pooling and servicing agreements for these transactions.  Such amendments would be time consuming, costly and would require other transaction participants, over which the Registrant has no control, to agree to make such amendments.  Moreover, the Registrant does not believe such amendments to existing transactions are warranted to add a provision that, in the Registrant’s opinion, is not required under Regulation AB and is not material.  As noted in our previous correspondence, information regarding funds remaining in any transaction accounts is not part of the current CREFC® Investor Reporting Package, which has been developed with substantial investor input, and no investor has ever requested that the Registrant provide this information.  However, if the Staff continues to assert that such disclosures are necessary, the Registrant will undertake to require the reporting of beginning and ending transaction account balances in pooling and servicing agreements (or other applicable securitization transaction agreements) for its future securitization transactions.

Although the Registrant is not performing a servicing function and is not involved in the preparation of any servicing assessment under Item 1122 of Regulation AB or servicer compliance report under Item 1123 of Regulation AB and does not control any party responsible for delivering any such assessment or report, the Registrant also confirms that any material deviation from the terms of the pooling and servicing agreements with respect to the periodic distributions of all funds on deposit in these accounts should be assessed and reflected, as appropriate, in the servicing assessment(s) under Item 1122 of Regulation AB and servicer compliance report(s) under Item 1123 of Regulation AB for the year in which such deviation occurred.

In responding to the Staff’s comments, the Registrant has authorized us to acknowledge on its behalf, and we hereby acknowledge, that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Michael S. Gambro

Michael S. Gambro

cc:           David Beaning, Esq.
Lulu Cheng, Esq.
Brian Baker
Bianca A. Russo, Esq.
David Burkholder, Esq.